Exhibit 99.26

January 31, 2016

By Email and Federal Express

The Special Committee of the Board of Directors

Attention:  Matthew Doheny, Chairman

Affinity Gaming

3755 Breakthrough Way, Suite 300

Las Vegas, NV 89135

Re:  Affinity Gaming Proposal

Dear Matt:

Z Capital Partners, L.L.C., on behalf of itself and its affiliated investment funds and/or designees (“Z Capital”), would like to express our appreciation for the Special Committee’s consideration of our proposal to acquire all of the outstanding common shares of Affinity Gaming not already owned by Z Capital, and for entering into an exclusivity agreement with Z Capital to pursue our proposal.

We hereby confirm that our proposal expired on January 29, 2016 along with the exclusivity agreement.

We suggest that the Special Committee be disbanded at this time, as there are no foreseeable prospects for a strategic transaction given the state of the credit markets.

Sincerely,

Z Capital Partners, L.L.C.

/s/ James J. Zenni, Jr.
James J. Zenni, Jr.
President and Chief Executive Officer

Two Conway Park • 150 Field Drive • Suite 300 • Lake Forest, IL 60045 • Tel. (847) 235-8100 • Fax (847) 235-8111

1330 Avenue of the Americas • Suite 1100 • New York, NY 10019 • Tel. (212) 595-8400 • Fax (212) 595-9200